						Exhibit 12.1

	2005	2006	2007	2008	2009	2010
Earnings

Income from Continuing Operations Before (Benefit) Provision for Income Taxes and Equity in Net Income of Unconsolidated Entities	1,808,000.00	14,505,000.00	3,812,000.00	12,399,000.00	31,723,000.00	16,631,000.00

Adjustments to Earnings:
Fixed Charges	17,767,083.23	18,774,359.74	17,977,466.68	16,539,628.03	15,478,363.22	8,829,442.13
Capitalized Interest (Amortized)	-	-	8,948.77	17,897.53	17,897.53	36,249.75
Dividends from Unconsolidated Entities	3,280,000.00	1,450,000.00	4,400,000.00	6,000,000.00	3,000,000.00	1,500,000.00
	22,855,083.23	34,729,359.74	26,198,415.44	34,956,525.56	50,219,260.75	26,996,691.88
Less:
Capitalized Interest	243,108.15	-	197,000.00	698,218.00	943,249.14	783,822.00

Total Earnings as adjusted	22,611,975.08	34,729,359.74	26,001,415.44	34,258,307.56	49,276,011.61	26,212,869.88

Fixed Charges

Interest Expense	9,626,000.00	11,147,000.00	9,762,000.00	6,886,000.00	6,110,000.00	4,032,000.00
Estimated Interest on Rent Expense	7,897,975.08	7,627,359.74	8,018,466.68	8,955,410.03	8,425,114.08	4,013,620.13
Interest Capitalized	243,108.15	-	197,000.00	698,218.00	943,249.14	783,822.00

Total Fixed Charges	17,767,083.23	18,774,359.74	17,977,466.68	16,539,628.03	15,478,363.22	8,829,442.13

Ratio of Earnings to Fixed Charges	1.27	1.85	1.45	2.07	3.18	2.97